UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

7th Floor, West Lobby, Building 7B

Shenzhen Bay Science and Technology Ecological Park

Nanshan District, Shenzhen, Guangdong Province, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 12, 2026, the Board of Directors (the “Board”) of Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company (the “Company”) received a resignation letter from Mr. Bin Fu to resign from his position as the Acting Chief Financial Officer (“CFO”) of the Company, effective immediately.

On November 12, 2026, the Company appointed Mr. Xinyue (Chris) Zhang as the CFO of the Company, effective immediately.

Mr. Zhang, age 39, has served as the Vice President for Corporate Development & Strategy of Maison Solutions Inc. (NASDAQ: MSS) since 2021. Mr. Zhang was a Senior Consultant for Digital Wealth Management of CAPCO from January 2014 to October 2022. Mr. Zhang worked as the Business Analyst of Cognizant Technology Solutions from February 2013 to January 2014. Mr. Zhang received his Master of Science with a Concentration in Computer Science from University of Southern California in Los Angeles in 2011. Mr. Zhang received his Bachelor of Engineering with a Concentration in Information Security from University of Electronic Science and Technology in Chengdu, China in 2009.

In connection with his appointment, the Company entered into an employment agreement (the “Agreement”) with Mr. Zhang on November 12, 2026. The Agreement provides that Mr. Zhang will receive compensation in the amount of $1 per year and is eligible for performance-based equity awards, which may be granted in the future based on specific circumstances and subject to further approval by the Board or the Compensation Committee of the Board. The term of the Agreement is for one (1) year.

Mr. Zhang was not selected pursuant to any arrangement or understanding between him and any other person. There are no family relationships between Mr. Zhang and the directors, nor between Mr. Zhang and any executive officer of the Company. Mr. Zhang is not a party to any transaction that would require disclosure under Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

The foregoing description of the Agreement is only a summary of the terms of the Agreement and does not purport to be a complete description of such document, and is qualified in its entirety by reference to the Agreement, a copy of which is attached as an exhibit hereto and incorporated by reference.

On November 12, 2026, the Company issued a press release announcing the appointment of new CFO., a copy of which is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Employment Agreement by and between Xinyue Zhang and the Company dated November 12, 2026.
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Bin Fu
Name:	Bin Fu
Title:	Chief Executive Officer

Date: November 12, 2026